As filed with the Securities and Exchange Commission on June 20, 2002

Registration No. 333-89418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13 (e)(1) of the
Securities Exchange Act of 1934

(Amendment No. 2)

MICRO GENERAL CORPORATION
(Name of Subject Company)

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.
(Names of Filing Person — Offeror)

Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

594838302
(Cusip Number of Class of Securities)

Patrick F. Stone
Chief Executive Officer
Fidelity National Information Solutions, Inc.
4050 Calle Real
Santa Barbara, California 93110
(805) 696-7000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of filing person)

With copies to:

C. Craig Carlson, Esq.
Stradling Yocca Carlson & Rauth,
a Professional Corporation
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660
(949) 725-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$342,261,077.08	$31,488.02

*	Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $19.16, the average of the high and low prices of Micro General Corporation common stock as reported on The Nasdaq National Market on May 23, 2002 and (ii) the maximum number of shares of common stock of Micro General Corporation that may be acquired in the exchange offer and merger (based on the diluted weighted average shares outstanding at March 31, 2002, as reported by Micro General Corporation on its Quarterly Report on Form 10-Q for the period ended March 31, 2002) to which this Tender Offer Statement relates.

**	0.0092% of the Transaction Value.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31,488.02 Form or Registration No.: Form S-4	Filing Party: Fidelity National Information Solutions, Inc. Date Filed: May 30, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

TABLE OF CONTENTS

Items 1 through 11.
Item 12.Exhibits.
SIGNATURE
EX-99.(A)(16)

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO as initially filed on May 30, 2002 (as previously amended and as amended hereby, the “Schedule TO”) by Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”). This Schedule TO relates to the offer by FNIS to exchange shares of common stock, par value $0.001 per share, of FNIS for each outstanding share of common stock, par value $0.05 per share (the “Shares”), of Micro General Corporation, a Delaware corporation (“MGEN”), upon the terms and subject to the conditions set forth in the Prospectus, dated June 20, 2002 (the “Prospectus”), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 11.

     The information set forth in the Prospectus dated June 20, 2002 and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO and supercedes the information previously incorporated by reference with respect to those items.

Item 12.   Exhibits.

The references to Exhibit (a)(1) and Exhibit (a)(2) to the Schedule TO are amended and restated as set forth below:

(a)(1)	Prospectus dated June 20, 2002 (incorporated by reference to Amendment No. 1 to FNIS’s Registration Statement on Form S-4 filed on June 20, 2002 (“Amendment No. 1 to Form S-4”) (Reg. No. 333-89418)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Form S-4).

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(16)	Press Release of Fidelity National Information Solutions, Inc. issued on June 20, 2002, announcing extension of tender offer period for Micro General Corporation.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL INFORMATION SOLUTIONS, INC.

By: /s/ Brian Layfield

Name: Brian Layfield Title: Vice President, Corporate Controller

Dated: June  20, 2002

EXHIBIT INDEX
Exhibit	Description
(a)(1)	Prospectus dated June 20, 2002 (incorporated by reference to Amendment No. 1 to FNIS’s Registration Statement on Form S-4 filed on June 20, 2002 (“Amendment No. 1 to Form S-4”) (Reg. No. 333-89418)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Form S-4).

(a)(16)	Press Release of Fidelity National Information Solutions, Inc. issued on June 20, 2002, announcing extension of tender offer period for Micro General Corporation.